eLayaway, Inc.

1650 Summit Lake Dr., Suite 103

Tallahassee, Florida 32317

April 27, 2012

Via EDGAR

United States Securities and Exchange Commission

Attn: Ms. Barbara C. Jacobs, Assistant Director; Ms. Maryse Mills-Apenteng, Special Counsel; and Mr. Edwin Kim, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	eLayaway, Inc. Request to Withdraw Preliminary Proxy Statement on Schedule 14A File No. 333-148516

Ladies and Gentlemen:

eLayaway, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission on April 17, 2012 (File No. 333-148516), along with any exhibits thereto (the “Proxy Statement”).

As the Company does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is not subject to the proxy rules promulgated under the Exchange Act and is not required to file a proxy statement on Schedule 14A.

If you have any questions regarding the foregoing application for withdrawal, please contact our legal counsel, Vincent & Rees, L.C., at (801) 303-5730.

Sincerely, Sergio Pinon By: /s/ Sergio Pinon Sergio Pinon, CEO & Director